
07001159

SECU[illegible] [illegible]SION
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SEC FILE NUMBER
8-65803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BILLOW BUTLER & COMPANY, L.L.C.

(No. and Street)

10 S. WACKER DRIVE, SUITE 2050, CHICAGO, IL 60606

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DARRELL BUTLER 312-559-9055

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER COOPER & CO., LTD.

(Name – *if individual, state last, first, middle name*)

650 DUNDEE ROAD, SUITE 250, NORTHBROOK, IL 60062

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
APR 0 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DARRELL BUTLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BILLOW BUTLER & COMPANY, L.L.C., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
Margaret A. Chaffee
Notary Public, State of Illinois
Commission Expires 9/15/2008

Signature

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Billow Butler & Company, L.L.C.

Financial Statements and Independent Auditors' Report

December 31, 2006

CONTENTS

MILLER
COOPER
&Co.,Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Billow Butler & Company, L.L.C.

We have audited the accompanying statement of financial condition of Billow Butler & Company, L.L.C. (the Company) as of December 31, 2006, and the related statements of income, members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Billow Butler & Company, L.L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MILLER, COOPER & CO., LTD.



Certified Public Accountants

Northbrook, Illinois
February 23, 2007

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

Billow Butler & Company, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$	615,653
Fees receivable		45,955
Due from employees		20,131
Due from members		111,056
Prepaid expenses		4,428
Property and equipment, net of accumulated depreciation of $139,308		80,118
Lease deposit		35,000
Total assets	$	912,341

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	98,985
Members' capital		813,356
	$	912,341

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.

STATEMENT OF INCOME

For the year ended December 31, 2006

Revenues	
Commissions	$ 1,581,230
Expenses	
Advertising and promotion	28,264
Deal expenses	241,717
Depreciation	18,431
Dues and subscriptions	25,695
Loss on disposal of property and equipment	3,670
Other operating expenses	23,825
Payroll and related expenses	630,237
Professional fees	51,533
Referral fees	144,940
Rent	132,728
Telephone	20,994
	1,322,034
NET INCOME	$ 259,196

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.
STATEMENT OF MEMBERS' CAPITAL
For the year ended December 31, 2006

Members' capital, beginning of year	$	838,160
Distributions to members		(284,000)
Net income for the year		259,196
Members' capital, end of year	$	813,356

The accompanying notes are an integral part of this statement.

Billow Butler & Company, L.L.C.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

Cash flows from operating activities	
Net income	$ 259,196
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	18,431
Loss on disposal of property and equipment	3,670
(Increase) decrease in assets	
Fees receivable	6,406
Due from employees	(20,131)
Prepaid expenses	6,474
Decrease in liabilities	
Accounts payable and accrued expenses	(79,234)
Net cash provided by operating activities	194,812
Cash flows from investing activities	
Purchases of property and equipment	(32,932)
Advances to members	(32,044)
Net cash used in investing activities	(64,976)
Cash flows from financing activities	
Distributions paid to members	(284,000)
Net cash used in financing activities	(284,000)
NET DECREASE IN CASH	(154,164)
Cash, beginning of year	769,817
Cash, end of year	$ 615,653

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Billow Butler & Company, L.L.C. (Company), a boutique investment bank, serves business owners in connection with the sale of their companies, and provides other merger and acquisition (M&A) activities, including leveraged (or liquidity) recapitalizations. The Company's focus is middle market manufacturers, distributors, and service providers where the estimated sale price will exceed $10 million. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC).

2. Revenue Recognition and Fees Receivable

The Company recognizes revenue as it is earned, based on its contractual agreements with its clients and the closings of transactions. The Company bills its clients in accordance with contractual provisions. The fees receivable represents those fees earned, but not yet received. At December 31, 2006, an allowance for collectibility was not considered necessary by management. Management evaluates collectibility of fees receivable based on their aging and circumstances involved with each specific contract.

3. Property and Equipment

Property and equipment, consisting mainly of office equipment, is recorded at cost and depreciated over a period of 3 to 7 years.

4. Income Taxes

The Company, by virtue of the consent of its members, has elected to operate as a Limited Liability Company. Accordingly, operating net income is specifically allocated and taxed to the individual members and an income tax provision has not been recorded in these financial statements. The Company is subject to state replacement taxes.

5. Advertising Costs

Advertising costs are charged to operations as they are incurred. Advertising costs aggregated $28,264 for the year ended December 31, 2006.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

6. Use of Estimates

In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $516,668, which was $510,069 in excess of its required net capital of $6,599. The Company's aggregate indebtedness to net capital ratio was 0.19 to 1.

NOTE C - RELATED-PARTY TRANSACTIONS

Due from members consists of uncollateralized, noninterest-bearing advances to the Company's members. These advances are due on demand.

NOTE D - LEASE COMMITMENTS AND DEFERRED RENT

The Company leases its office facility under a noncancelable operating lease agreement with monthly payments ranging from $4,472 to $6,003 through April, 2015. The lease also provides for payment of the Company's share of real estate taxes and certain common area maintenance costs on a monthly basis. Rent expense, including payments for taxes and maintenance costs, amounted to $132,728 for the year ended December 31, 2006.

The lease requires escalating rent payments over the life of the lease. Accounting principles generally accepted in the United States of America require rent expense to be recognized evenly over the lease life. During the initial years of the lease, this results in recognizing more rent expense than cash payments made. At each respective year-end, the excess of future payments of rent over future rent expense to be recognized is recorded as a liability on the statement of financial condition. The excess rent expense recognized over rent payments made was $6,039 in 2006 and, accordingly, has cumulatively decreased members' capital by $28,860 as of December 31, 2006.

NOTE D - LEASE COMMITMENTS AND DEFERRED RENT (Continued)

Future minimum lease payments under this lease as of December 31, 2006 are as follows:

Year		Amount
2007	$	57,067
2008		59,109
2009		61,151
2010		63,193
2011		65,235
Thereafter		231,971
	$	537,726

NOTE E - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company is a sponsor of a Simplified Employee Pension (SEP) plan, whereby it can make discretionary contributions on behalf of eligible employees. Employees are eligible after two years of service, with a minimum of 1,000 hours worked for each year of employment. The Company made contributions of $114,317 to the plan during the year ended December 31, 2006.

NOTE F - CONCENTRATION OF RISK

The Company maintains its cash balances in one financial institution located in Chicago, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured cash was $515,849 at December 31, 2006.

SUPPLEMENTAL INFORMATION

Billow Butler & Company, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Total assets	$	912,341
Less nonallowable assets		296,688
Adjusted current assets		615,653
Total liabilities		98,985
Net capital		516,668
Minimum adjusted net capital [greater of 6 2/3 % of aggregate indebtedness ($6,599) or $5,000]		6,599
Net surplus	$	510,069
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	98,985
Ratio:		
Aggregate indebtedness to net capital		0.19 to 1

There are no differences between the net capital computed above and the net capital as computed by the Company and filed on Part IIA of the December, 2006 FOCUS Report.

MILLER
COOPER
&Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Billow Butler & Company, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedule of Billow Butler & Company, L.L.C. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Billow Butler & Company, L.L.C., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation my deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Members, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MILLER, COOPER & CO., LTD.



Certified Public Accountants

Northbrook, Illinois
February 23, 2007

END